Exhibit 1.2
FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company

International Royalty Corporation (“IRC”)
10 Inverness Drive East
Suite 104
Englewood, Colorado
80112

Item 2	Date of Material Change

December 14, 2009 and December 17, 2009

Item 3	News Release

News releases were issued on December 15, 2009, December 16, 2009 and prior to the opening of trading on North American markets on December 18, 2009. Each news release was disseminated via CNW Group.

Item 4	Summary of Material Change

Franco-Nevada Offer

On December 14, 2009, Franco-Nevada Corporation (“Franco-Nevada”) commenced an unsolicited offer (the “Franco-Nevada Offer”) to acquire, through a wholly-owned subsidiary, any and all of the issued and outstanding common shares of IRC (“IRC Common Shares”) for C$6.75 in cash per share.

On December 15, 2009, IRC issued a press release advising shareholders of IRC (“IRC Shareholders”) that the board of directors of IRC (the “IRC Board”), together with its financial and legal advisors, would review the full terms of the Franco-Nevada Offer and urging IRC Shareholders to take no action relating to the Franco-Nevada Offer until the IRC Board had the opportunity to review and consider the Franco-Nevada Offer and had made its recommendation to IRC Shareholders.

On December 16, 2009, IRC announced that the IRC Board had elected to defer the “Separation Time” that would otherwise have occurred by reason of the Franco-Nevada Offer under the Shareholder Rights Plan Agreement dated as of November 21, 2008 between IRC and CIBC Mellon Trust Company (the “IRC Rights Plan”).

Royal Gold Transaction

On December 17, 2009, IRC entered into an arrangement agreement (the “Arrangement Agreement”) with Royal Gold, Inc. (“Royal Gold”) and its wholly-owned subsidiary, 7296355 Canada Ltd. (“Canco”), pursuant to which Royal Gold agreed to acquire, through Canco, by way of a court-approved plan of arrangement (the “Arrangement”), all of the issued and outstanding IRC Common Shares.

Pursuant to the Arrangement, each IRC Common Share will be exchanged, at the election of each IRC Shareholder, for either C$7.45 in cash or 0.1385 of a common share of Royal Gold (“Royal Gold Share”) (or Exchangeable Shares (as defined below)) or a combination thereof, subject to a maximum of US$350 million in cash and a maximum of 7.75 million Royal Gold Shares. If IRC Shareholders elect to receive in aggregate more than approximately US$314 million in cash, the number of Royal Gold Shares issued will be reduced on a pro-rated basis until such cash election reaches a maximum of US$350 million. Assuming the maximum share election, the Arrangement will result in payment of 0.0771 Royal Gold Shares plus US$3.12 in cash for each fully diluted IRC Share, implying 56% stock consideration. Assuming the maximum cash election, the Arrangement will result in payment of 0.0700 Royal Gold Shares plus US$3.48 in cash for each fully diluted IRC Share, implying 51% stock consideration.

The Arrangement values IRC at approximately C$749 million (based on the closing price of Royal Gold Shares on the NASDAQ Global Select Market (“NASDAQ”) and the currency exchange rate on December 14, 2009). This represented a premium of approximately 70% over IRC’s 20-day volume-weighted average trading price on the Toronto Stock Exchange (the “TSX”) through December 4, 2009, the last trading day prior to the public announcement by Franco-Nevada of its intention to make the Franco-Nevada Offer.

The IRC Board, after receiving the recommendation of a special committee of the IRC Board comprised of five directors and in consultation with its financial and legal advisors, unanimously determined that (i) the Arrangement is fair to IRC Shareholders and in the best interests of IRC, and (ii) IRC Shareholders should vote in favour of the Arrangement at the special securityholders meeting to be held to approve the Arrangement (the “IRC Special Meeting”).

The Arrangement is subject to a number of customary conditions, including, among other things, receipt of court approval and any necessary regulatory or exchange approvals. The Arrangement is also subject to approval by 66 2/3% of the votes cast by IRC Shareholders and optionholders at the IRC Special Meeting, as well as the approval of the holders of IRC’s outstanding debentures. In this regard, officers and directors of IRC and other significant shareholders of IRC have entered into voting support agreements with Royal Gold (“Voting Agreements”) under which they have agreed to vote their IRC Common Shares and options to purchase IRC Common Shares (“IRC

Options”), representing approximately 34% of the IRC Common Shares on a fully-diluted basis, in favour of the Arrangement at the IRC Special Meeting.

The Arrangement is not subject to due diligence or a financing condition and is not required to be approved by the shareholders of Royal Gold. The Arrangement is expected to close in February 2010.

Pursuant to the terms of the Arrangement Agreement, IRC is subject to customary non-solicitation covenants. In the event a superior proposal is made, Royal Gold has the right to match such proposal, and in the event the IRC Board changes its recommendation or terminates the Arrangement Agreement or in certain other circumstances, IRC has agreed to pay Royal Gold a termination fee of US$32 million. In certain other circumstances where the transaction is not completed, IRC is obligated to reimburse Royal Gold’s reasonable and documented expenses up to a maximum of US$5 million.

A management proxy circular will be mailed to holders of IRC Common Shares and IRC Options (“IRC Securityholders”) in connection with the IRC Special Meeting to be held to seek their approval of the Arrangement. IRC Securityholders and other interested parties are advised to read the materials relating to the proposed Arrangement that will be filed with or furnished to securities regulatory authorities in Canada and the United States when they become available, as they will contain important information.

Item 5	Full Description of Material Change

Franco-Nevada Offer

On December 14, 2009, Franco-Nevada commenced the Franco-Nevada Offer to acquire, through a wholly-owned subsidiary, any and all of the issued and outstanding IRC Common Shares for C$6.75 in cash per share.

On December 15, 2009, IRC issued a press release advising IRC Shareholders that the IRC Board, together with its financial and legal advisors, would review the full terms of the Franco-Nevada Offer and urged IRC Shareholders to take no action relating to the Franco-Nevada Offer until the IRC Board had the opportunity to review and consider the Franco-Nevada Offer and had made its recommendation to IRC Shareholders.

On December 16, 2009, IRC announced that the IRC Board had elected to defer the “Separation Time” under the IRC Rights Plan that would otherwise have occurred by reason of the Franco-Nevada Offer until the earlier of (i) such date as may be determined in good faith by the IRC Board prior to the time any person becomes an “Acquiring Person” under the IRC Rights Plan, or (ii) unless otherwise determined by the IRC Board, the day immediately prior to the date on which an “Acquiring Person” becomes such.

Royal Gold Transaction

On December 17, 2009, IRC entered into the Arrangement Agreement with

Royal Gold and Canco, pursuant to which Royal Gold agreed to acquire, directly or indirectly, all of the issued and outstanding IRC Common Shares.

Pursuant to the Arrangement, each IRC Common Share will be exchanged, at the election of each IRC Shareholder, for either C$7.45 in cash or 0.1385 Royal Gold Shares (or Exchangeable Shares (as defined below)) or a combination thereof, subject to a maximum of US$350 million in cash and a maximum of 7.75 million Royal Gold Shares. If IRC Shareholders elect to receive in aggregate more than approximately US$314 million in cash, the number of Royal Gold Shares issued will be reduced on a pro-rated basis until such cash election reaches a maximum of US$350 million. Assuming the maximum share election, the Arrangement will result in payment of 0.0771 Royal Gold Shares plus US$3.12 in cash for each fully diluted IRC Share, implying 56% stock consideration. Assuming the maximum cash election, the Arrangement will result in payment of 0.0700 Royal Gold Shares plus US$3.48 in cash for each fully diluted IRC Share, implying 51% stock consideration.

IRC Shareholders who are Canadian residents will also have the option to elect 0.1385 exchangeable shares (“Exchangeable Shares”) of Canco per IRC Common Share in lieu of electing Royal Gold Shares. Each Exchangeable Share can be redeemed for one Royal Gold Share at the election of the shareholder. No more than 7.75 million Royal Gold Shares and Exchangeable Shares will be issued in the aggregate.

The Arrangement values IRC at approximately C$749 million (based on the closing price of Royal Gold Shares on NASDAQ and the currency exchange rate on December 14, 2009). This represents a premium of approximately 70% over IRC’s 20-day volume-weighted average trading price on the TSX through December 4, 2009, the last trading day prior to the public announcement by Franco-Nevada of its intention to make the Franco-Nevada Offer.

A special committee of the IRC Board comprised of five directors considered the Arrangement. The special committee received the opinion of its financial advisor, Scotia Capital Inc., that the consideration offered under the Arrangement is fair to IRC Shareholders, from a financial point of view. Following the receipt of such opinion, the special committee determined that the proposed Arrangement is superior to the Franco-Nevada Offer, that the Arrangement is fair to IRC Shareholders and is in the best interests of IRC. The special committee recommended that the IRC Board approve the Arrangement and the IRC Board, after receiving the recommendation of the special committee and in consultation with its financial and legal advisors, unanimously determined that (i) the Arrangement is fair to IRC Shareholders and in the best interests of IRC, and (ii) IRC Shareholders should vote in favour of the Arrangement at the IRC Special Meeting.

The Arrangement is subject to a number of customary conditions, as set forth below under the heading “The Arrangement Agreement — Conditions

Precedent”. The Arrangement is not subject to due diligence or a financing condition and is not required to be approved by the shareholders of Royal Gold. The Arrangement is expected to close in February 2010.

Officers and directors and other significant shareholders of IRC have entered into Voting Agreements with Royal Gold under which they have agreed to vote their IRC Common Shares and IRC Options, representing approximately 34% of the IRC Common Shares on a fully-diluted basis, in favour of the Arrangement at the IRC Special Meeting..

A management proxy circular will be mailed to IRC Securityholders in connection with the IRC Special Meeting to be held to seek their approval of the Arrangement. IRC Securityholders and other interested parties are advised to read the materials relating to the proposed Arrangement that will be filed with or furnished to securities regulatory authorities in Canada and the United States when they become available, as they will contain important information. Anyone may obtain copies of these documents when available free of charge under IRC’s profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and from the United States Securities and Exchange Commission at its website at www.sec.gov.

The Arrangement Agreement

The following is a summary of certain terms of the Arrangement Agreement. The following summary does not purport to be, and is not, complete and is subject to, and qualified in its entirety by, reference to the Arrangement Agreement, a copy of which is available under IRC’s profile on the SEDAR website at www.sedar.com.

Representations and Warranties

     The Arrangement Agreement contains customary representations and warranties, given by each of IRC, on the one hand, and Royal Gold and Canco, on the other hand, in respect of matters pertaining to, among other things, organization, standing and corporate power, due authorization of the transaction, subsidiaries, capitalization, publicly filed documents, disclosure and other matters relating to the business and operations of IRC and Royal Gold, which representations and warranties will not survive the completion of the Arrangement. In addition, Royal Gold has represented that its debt financing commitments, together with its cash on hand and IRC’s cash on hand, will provide Royal Gold and Canco with sufficient cash to consummate the Arrangement.

Conditions Precent

Mutual Conditions Precedent

     The Arrangement Agreement provides that completion of the Arrangement is subject to the satisfaction or waiver of a number of conditions precedent, which may only be waived by mutual consent of the parties, including:

• approval of the Arrangement by IRC Securitiyholders, with or without amendment, at the IRC Special Meeting;

• approval of the Arrangement by the Ontario Superior Court of Justice (Commercial List);

•   approval for listing of the Royal Gold Shares issuable to the IRC Shareholders pursuant to the Arrangement on the NASDAQ, subject to official notice of issuance, and conditional approval for listing of the Royal Gold Shares and Exchangeable Shares issuable to the IRC Shareholders pursuant to the Arrangement on the TSX;

• no law having been enacted that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins IRC or Royal Gold from consummating the Arrangement;

• the Arrangement Agreement not having been terminated in accordance with its terms; and

•   the availability of exemptions from the prospectus and registration requirements of applicable law in connection with the distribution of the Royal Gold Shares and the Exchangeable Shares pursuant to the Arrangement.

Conditions Precedent in Favour of IRC

     The Arrangement Agreement provides that IRC’s obligation to complete the Arrangement is also subject to the satisfaction or waiver of a number of additional conditions, each of which may only be waived by IRC, including:

•   performance by each of Royal Gold and Canco of all of the obligations to be performed by it under the Arrangement Agreement on or prior to the effective time of the Arrangement, except where failure to perform is not materially adverse to Royal Gold and its subsidiaries, taken as a whole;

•   receipt of all waivers, consents, permits, orders and approvals of any governmental agency, and the expiry of any waiting periods (whether regulatory or contractual), the failure of which to obtain or receive, or the non-expiry of which, would or would reasonably be expected to be materially adverse to IRC or Royal Gold and their respective subsidiaries, in each case taken as a whole;

• the truth and correctness of all representations and warranties of Royal Gold and Canco contained in the Arrangement Agreement, except where the failure of such representations and warranties to be true and correct would not reasonably be expected to be materially adverse to Royal Gold and its subsidiaries, taken as a whole (provided that the representations and warranties of Royal Gold and Canco in relation to their financing commitments and the availability to Royal Gold of sufficient financing to complete the Arrangement must in any event be true and correct in all respects);

•   there not having occurred, since the date of the Arrangement Agreement, any event, change, effect or development that individually or in the aggregate, has had a materially adverse effect on Royal Gold and its subsidiaries, taken as a whole; and

• Canco being a “taxable Canadian corporation” and not a “mutual fund corporation”, each within the meaning of the Income Tax Act (Canada), at the effective time of the Arrangement.

Conditions Precedent in Favour of Royal Gold and Canco

     The Arrangement Agreement provides that the obligations of Royal Gold and Canco to complete the Arrangement are also subject to the satisfaction or waiver of a number of additional conditions, each of which may only be waived by Royal Gold (for itself and on behalf of Canco), including:

•   performance by IRC of all of the obligations to be performed by it under the Arrangement Agreement on or prior to the effective date of the Arrangement, except where failure to perform is not materially adverse to IRC and its subsidiaries, taken as a whole;

•   the truth and correctness of all representations and warranties of IRC under this Arrangement Agreement, except where the failure of such representations and warranties to be true and correct would not reasonably be expected to be materially adverse to IRC and its subsidiaries, taken as a whole;

• there not having been delivered and not withdrawn notices of dissent with respect to the Arrangement in respect of more than 15% of the IRC Common Shares;

•   there not having occurred, since the date of the Arrangement Agreement, any event, change, effect or development that individually or in the aggregate, has had a materially adverse effect on IRC and its subsidiaries, taken as a whole;

•   receipt of all waivers, consents, permits, orders and approvals of any governmental agency, and the expiry of any waiting periods (whether regulatory or contractual), the failure of which to obtain or receive, or the non-expiry of which, would or would reasonably be expected to be materially adverse to IRC or Royal Gold and their respective subsidiaries, in each case taken as a whole; and

•   approval of the Arrangement by holders of debentures issued under the trust indenture dated February 22, 2005 among IRC, Archean Resources Ltd. and CIBC Mellon Trust Company (as amended, the “IRC Trust Indenture”) and there not having occurred under the IRC Trust Indenture prior to, or be occurring as of, the effective time of the Arrangement any event of default.

Covenants

Each of IRC and Royal Gold has agreed to certain covenants under the Arrangement Agreement, including customary negative and affirmative covenants relating to the operation of their respective businesses, and using commercially reasonable efforts to satisfy the conditions precedent to their respective obligations under the Arrangement Agreement.

Non-Solicitation, Acquisition Proposals and Right to Match

IRC has agreed under the Arrangement Agreement to terminate existing discussions and negotiations with any person with respect to any alternative transaction that would reasonably be expected to reduce the likelihood of successful completion of the Arrangement and the other transactions contemplated by the Arrangement Agreement (an “Alternative Transaction”). IRC has further agreed under the Arrangement Agreement to not, directly or indirectly:

• solicit, initiate, knowingly encourage or facilitate any inquiries or the making by any third party of any proposals regarding an Alternative Transaction;

• participate in any discussions or negotiations regarding an Alternative Transaction;

• approve or recommend any Alternative Transaction; or

• accept or enter into any agreement, arrangement or understanding related to any Alternative Transaction.

However, provided that IRC complies with certain terms and restrictions set forth in the Arrangement Agreement, IRC may consider, and participate in discussions or negotiations in respect of, a bona fide written Acquisition Proposal (as defined in the Arrangement Agreement) that (i) did not result from a breach of the Arrangement Agreement, and (ii) the IRC Board has determined by formal resolution, in good faith and after consultation with its financial advisors and outside legal counsel, is or is reasonably likely to result in a Superior Proposal (as defined in the Arrangement Agreement), but only to the extent that the IRC Board also has determined by formal resolution, in good faith after consultation with its outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties.

If IRC receives a request for information from a person that has made a bona fide written Acquisition Proposal that complies with the preceding paragraph, the IRC Board may also provide such person with access to information regarding IRC and its subsidiaries, provided that IRC:

•   requires any such person, if such person is not already a party to a confidentiality agreement with IRC, to execute a confidentiality agreement containing a commercially reasonable standstill provision, terms at least as favourable to IRC as those contained in the confidentiality agreement between IRC and Royal Gold, and a prohibition on such person’s use of any information regarding IRC or its subsidiaries for any reason other than for purposes of evaluating and consummating the transaction that is the subject of the Acquisition Proposal; and

•   sends a copy of any such confidentiality agreement to Royal Gold promptly upon its execution, provides Royal Gold (to the extent it has not already done so) with copies of the information (other than any proprietary information) provided to such person and promptly provides Royal Gold with access to all information to which such person is provided access (other than any proprietary information).

Subject to the payment, in certain circumstances, of a fee to Royal Gold in the amount of US$32 million (the “Termination Fee”), as described below under the heading “Termination Fee and Expense Reimbursement”, IRC may accept, approve or recommend (and thereby change its recommendation regarding the Arrangement) or enter into a definitive agreement, undertaking or arrangement in respect of a Superior Proposal in respect of which there has been no breach of the Arrangement Agreement if:

•   IRC has complied with its obligations under the Arrangement Agreement with respect to the Superior Proposal, including by providing Royal Gold with all documentation required to be delivered to it and a copy of the Superior Proposal (including any draft agreement to be entered into by IRC which governs the Superior Proposal);

•   a period expiring at 5:00 p.m. (Toronto time) on the fifth business day (the “Response Period”) after the later of (i) the date on which Royal Gold received written notice from the IRC Board that it has resolved to accept, or enter into a definitive agreement, undertaking or arrangement in respect of, a Superior Proposal, and (ii) the date Royal Gold received a copy of the Superior Proposal, has elapsed; and

• the IRC Board has considered any amendment to the terms of the

Arrangement Agreement proposed in writing by Royal Gold (or on its behalf) before the end of the Response Period and determined in good faith, after consultation with its financial advisors and outside legal counsel, that the Superior Proposal remains a Superior Proposal (as assessed against the Arrangement Agreement, together with the written amendments, if any, proposed by Royal Gold before the end of the Response Period) and that it would be inconsistent with its fiduciary duties not to enter into a binding agreement in respect of such Superior Proposal.

Termination

The Arrangement Agreement may be terminated:

• by mutual agreement in writing executed by IRC and Royal Gold (for itself and on behalf of Canco);

• by IRC:

•   after April 16, 2010, or such later date to which IRC and Royal Gold may agree in writing (the “Outside Date”), subject to compliance with certain notice and cure provisions set forth in the Arrangement Agreement, if the mutual conditions precedent or the conditions precedent in favour of IRC have not been satisfied or waived by IRC on or before the Outside Date, provided that IRC’s failure to fulfill any of its obligations under the Arrangement Agreement or its breach of any of its representations and warranties under the Arrangement Agreement has not been the cause of, or resulted in, the failure of the Arrangement to be completed by such Outside Date;

•   if any applicable law is enacted that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins IRC, Canco or Royal Gold from consummating the Arrangement and such applicable law or enjoinment shall have become final and non-appealable;

• if the IRC Board authorizes IRC to enter into a definitive agreement, undertaking or arrangement in respect of a Superior Proposal in compliance with the Arrangement Agreement;

• following the IRC Special Meeting, if IRC Securityholders do not cast (or do not cause to be cast) sufficient votes at the IRC Special Meeting to permit completion of the Arrangement; or

• at any time, subject to compliance with certain notice and cure provisions set forth in the Arrangement Agreement, if Royal Gold or Canco has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Arrangement Agreement, which breach or failure is, or would reasonably be expected to be, materially adverse to Royal Gold and its subsidiaries as a whole; and

• by Royal Gold:

•   after the Outside Date, subject to compliance with certain notice and cure provisions set forth in the Arrangement Agreement, if the mutual conditions precedent or the conditions precedent in favour of Royal Gold and Canco have not been satisfied or waived by Royal Gold on or before the Outside Date, provided that a failure by either Royal Gold or Canco to fulfill any of its obligations under the Arrangement Agreement or a breach by either of any of its representations and warranties under the Arrangement Agreement has not been the cause of, or resulted in, the failure of the Arrangement to be completed by such Outside Date;

•   if any applicable law is enacted that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins IRC, Canco or Royal Gold from consummating the Arrangement and such applicable law or enjoinment shall have become final and non-appealable;

• if the IRC Board, or IRC, as applicable:

•   (a) does not recommend in the circular mailed to IRC Securityholders in connection with the IRC Special Meeting that IRC Shareholders vote in favour of the Arrangement, or (b) withdraws or modifies in a manner adverse to Royal Gold such recommendation, or (c) refuses to affirm such recommendation within certain specified periods following the public announcement of a bona fide Acquisition Proposal;

• does not recommend against IRC Shareholders voting in favour of an Alternative Transaction within certain specified periods following the public announcement of a bona fide Acquisition Proposal;

•   approves, recommends, accepts or enters into any agreement, undertaking or arrangement in respect of an Alternative Transaction (other than a confidentiality agreement permitted by the terms of the Arrangement Agreement); or

• breaches or fails to perform (or, in certain cases,

materially breaches or fails to perform in all material respects) certain covenants and agreements set forth in the Arrangement Agreement in respect of non-solicitation, Acquisition Proposals and Superior Proposals;

•   if the IRC Special Meeting is cancelled, adjourned or delayed by IRC except as expressly permitted or contemplated by the Arrangement Agreement or agreed to by Royal Gold in writing or requested by Royal Gold;

• following the IRC Special Meeting, if holders of IRC Securityholders do not cast (or do not cause to be cast) sufficient votes at the IRC Special Meeting to permit completion of the Arrangement;

•   at any time, subject to compliance with certain notice and cure provisions set forth in the Arrangement Agreement, if IRC has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in the Arrangement Agreement, which breach or failure is, or would reasonably be expected to be, materially Adverse to IRC and its subsidiaries as a whole.

Termination Fee and Expense Reimbursement

Provided that neither Royal Gold nor Canco is in breach of or has failed to perform any of its representations, warranties covenants or agreements set forth in the Arrangement Agreement, where such breach or failure would render Royal Gold and Canco incapable of consummating the transactions contemplated by the Arrangement Agreement, IRC must pay the Termination
Fee to Royal Gold if:

• IRC enters into a definitive agreement, undertaking or arrangement in respect of, a Superior Proposal; or

• Royal Gold terminates the Arrangement Agreement as a result of:

•   the IRC Board (a) not recommending in the circular mailed to IRC Securityholders in connection with the IRC Special Meeting that IRC Shareholders vote in favour of the Arrangement, or (b) withdrawing or modifying in a manner adverse to Royal Gold such recommendation, or (c) refusing to affirm such recommendation within certain specified periods following the public announcement of a bona fide Acquisition Proposal;

• the IRC Board not recommending against IRC Shareholders voting in favour of an Alternative Transaction within certain specified periods following the public announcement of a bona fide Acquisition Proposal;

•   the IRC Board approving, recommending, accepting or entering into any agreement, undertaking or arrangement in respect of an Alternative Transaction (other than a confidentiality agreement permitted by the terms of the Arrangement Agreement); or

•   the IRC Special Meeting being cancelled, adjourned or delayed by IRC except as expressly permitted or contemplated by the Arrangement Agreement or agreed to by Royal Gold in writing or requested by Royal Gold.

In addition, provided that neither Royal Gold nor Canco is in breach of or has failed to perform any of its representations, warranties covenants or agreements set forth in the Arrangement Agreement, where such breach or failure would render Royal Gold and Canco incapable of consummating the transactions contemplated by the Arrangement Agreement, if either IRC or Royal Gold terminates the Arrangement Agreement as a result of IRC Securityholders not casting (or not causing to be cast) sufficient votes at the IRC Special Meeting to permit completion of the Arrangement, IRC must pay Royal Gold’s reasonable and documented out-of-pocket expenses incurred in connection with the Arrangement Agreement (excluding any fees of financial advisors) to a maximum of US$5 million (the “Expenses”).

If the Expenses become payable as a result of the foregoing and:

•   prior to the time of the IRC Special Meeting, a bona fide written Acquisition Proposal involving the acquistion of a majority of shares or assets of IRC was publicly announced and was not withdrawn; and

•   at any time within the six months after the date of termination of the Arrangement Agreement by either IRC or Royal Gold for the reasons described in the preceding paragraph, IRC approves, recommends, accepts, enters into any agreement, undertaking or arrangement in respect of, or consummates such an Acquisition Proposal;

then IRC must pay (or cause to be paid) to Royal Gold an additional cash amount equal to the difference between the Termination Fee and the Expenses.

Voting Agreements

In connection with the Arrangement, IRC Securityholders holding IRC Common Shares and IRC Options representing approximately 34% of the IRC Common Shares on a fully-diluted basis, including the three largest IRC Shareholders and each director and officer of IRC, have signed Voting Agreements pursuant to which they have agreed, subject to the terms thereof, to vote their IRC Common Shares and IRC Options in favour of the

Arrangement at the IRC Special Meeting.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact:

Douglas B. Silver, Chairman & CEO Tel: (303) 799-9020

Item 9	Date of Report

December 24, 2009